Exhibit 99.1
Announcement
Approval of Flextronics Stock Option Exchange Program
Hello,
We are pleased to announce that Flextronics’s shareholders approved at our Extraordinary General meeting today our proposal to offer eligible employees an opportunity to participate in a one-time, voluntary Stock Option Exchange Program.
As previously communicated, Flextronics’s Management, as well as our Board of Directors, believes that providing eligible employees with the opportunity to exchange current “out-of-the-money” stock options (which for this purpose are those at an exercise price of $10 or more) for fewer options at a current exercise price will be in the best interests of our employees and shareholders. We are encouraged by our shareholders’ support of this initiative, and believe that this is a strong and positive statement that recognizes all of your hard work, commitment and contribution to our success.
Equity compensation is an important element of our total rewards offering. As we have stated publicly, we believe that the option exchange program will reinforce the retention and motivation of our top talent, and will allow eligible employees to share in the rewards of Flextronics’s success. This program aligns our shareholders’ interest with yours — if we are successful in performing to our stated objectives and creating value and share price appreciation, you will benefit personally as will our shareholders.
Eligible employees will receive a message from Stock Administration tomorrow that will officially launch our Stock Option Exchange Program. This email will provide details on how to access the secure website, links to the offering materials explaining how the Exchange Program works, and will guide you step by step through the process to make your election. The email and materials will also explain timelines for participation — don’t miss the important deadline.
Stay tuned for more information in your email tomorrow, and thanks again for all your hard work.